EXHIBIT 99.1

Auryn Trenches 30 meters of 1.93% Cu Equivalent at Sombrero

VANCOUVER, British Columbia, Sept. 26, 2018 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG, “Auryn” or the “Company”) is pleased to announce results from additional trenching work at its Sombrero copper-gold skarn project in southern Peru. In particular, Trench 18 includes 30 meters of 1.93% CuEq, 24 meters of 0.73% CuEq and 54 meters of 0.34% CuEq (Table 1).

A Message from Ivan Bebek, Executive Chairman & Director:

“These are the highest-grade trenches we have seen to date from Sombrero, a project that continues to have impressive surface mineralization peripheral to a large-scale 3.5-kilometer-long target.

“We are very excited to put the first drill holes into Sombrero, which we are anticipating in Q1 of next year, pending permitting. As for the two projects we drilled this summer, Committee Bay and Homestake Ridge, we are looking forward to results in the coming weeks.”

Table 1:  Trench results

Sombrero Trench 2018 – Copper & Gold Significant Intercepts*
Trench	From (m)	To (m)	Interval (m)	Cu (%)	Au (g/t)	CuEq (%)	AuEq (g/t)
18SRT-17	62	68	6	0.10	0.91	0.63	1.08
	136	142	6	0.19	0.04	0.21	0.37
	162	178	16	0.14	0.05	0.16	0.29
18SRT-18	14	30	16	0.47	0.10	0.53	0.92
	49	79	30	1.86	0.12	1.93	3.34
	79	104	not sampled	bedrock not encountered
	104	158	54	0.32	0.04	0.34	0.60
	182	206	24	0.66	0.11	0.73	1.26
	230	244	14	0.14	0.02	0.15	0.27
*No less than 5m of >= 0.1 g/t Cu, maximum dilution 5m
Metal price used for Eq calculations: Au $1300/oz and Cu $3.28/lb, no adjustments for metallurgical recoveries have been made.
Auryn believes these trenches represent true widths of the mineralized system.

These results conclude Auryn’s successful trenching program on the southern half of the project and identified a 1.3-kilometer-long zone of copper-gold mineralization hosted within endoskarn intrusive bodies.  The encountered mineralization is peripheral to the target area, which is defined by the contact zone between the intrusives and the Ferrobamba limestone. This area is characterized by a 3.5-kilometer-long chargeability anomaly (Figure 2). Trench 18 is approximately 100 meters from Trench 08 (99 meters of 0.46% CuEq) and 1.2 kilometers from Trench 09 (105 meters of 0.3% CuEq) (see press release from June 19, 2018).

Importantly, the encountered mineralized intervals in Trench 18 are separated by an interval where the trench was unable to reach bedrock (Table 1).  If we composite the intervals of copper-gold mineralization together with the area where no bedrock was encountered, using values of zero for both the copper and gold grades in the unsampled part of the trench, Trench 18 has a result of 109 meters at 0.7% CuEq (Figure 2).

Figure 1: http://www.globenewswire.com/NewsRoom/AttachmentNg/a24645a5-fae2-48dd-a817-6559ccc720c9

Figure 2: http://www.globenewswire.com/NewsRoom/AttachmentNg/e3dbb32e-3f2e-4154-8478-1ca73a618d1f

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

About Sombrero

This project consists of the North Sombrero and South Sombrero properties, comprising approximately 100,000 mineral claims owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principle targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

Trenches 2018 (Sombrero, Peru)

Analytical samples were taken from each 2-meter interval of trench floor resulting in approximately 2-3kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where MS61 results were greater or near 10,000 ppm Cu, Zn or Pb, the assay was repeated with ore grade four acid digest method (OG62). QA/QC programs for 2018 trench grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Intervals were calculated using a minimum of a 0.1% Cu cut-off at beginning and end of the interval and allowing for no more than five consecutive meters of less than 0.1% Cu with a minimum length of the resulting composite of 5m.

Copper and gold equivalent grades (CuEq and AuEq) were calculated using gold price of $1300/oz and copper price of $3.28/lb.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2017 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.